Winvest Group Ltd.	50 West Liberty Street, Suite 880 Reno, NV 89501

February 28, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Keira Nakada

Doug Jones

Cara Wirth

Jennifer López Molina

Re: Winvest Group Ltd

Amendment No. 2 to Registration Statement on Form S-1

Filed December 27, 2022

File No. 333-267006

Dear Sir or Madam:

Winvest Group Ltd. (the “Company”) is hereby responding to your recent review letter addressed to Jeffrey Wong Kah Mun, Chief Executive Officer of the Company, dated January 23, 2023 (the “SEC Letter”). This response letter addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Amendment No. 2 to Registration Statement on Form S-1 Filed December 27, 2022

Prospectus Summary, page 1

1.	We note your response to comment 3, but Note 1 to your financial statements still includes the following disclosure “[w]e are a development stage company and have not yet opened for business or generated any revenues.”

We have removed and revised all references to being a development stage company and not yet being opened.

MaiContent Aggregator Solution Platform, page 5

2.	We note your amended disclosure in response to comment 5. Please state whether there are currently any users of the platform. If not, please revise to state as much and make clear that the named downstream users are aspirational at this point in time.

We have revised the disclosure to clarify that there are no current users of the platform.

Use of Proceeds, page 21

3.	We note your amended disclosure in response to comment 7. Please clarify the intended priority for the use of proceeds from this offering by aligning the order of priority set forth in the table with the order of your narrative disclosure.

We have clarified the order of priority of the use of proceeds.

Dilution, page 23

4.	Please explain to us how you computed the net tangible book value per share after the offering for each of the 75%, 50%, 25% and 10% assumptions shown on page 24. Also, it does not appear that the increase per share amounts for the 75%, 50%, 25% and 10% assumptions on page 23 agree with the respective amounts in the table on page 24. Additionally, please advise if the net tangible book value per share as of September 30, 2022 for the 10% assumption should be $(0.025115) instead of the $(0.05115) presented. Further, tell us your consideration of including the use of proceeds disclosed on page 21 in the computation of the net tangible book value after the offering for each assumption.

We have corrected the errors.

Our Business, page 33

5.	We note your amended disclosure in response to comment 13, including that you removed a substantial amount of information that relates to TCG and IQI from this section. Please provide the information concerning TCG and IQI required by Item 101(h) of Regulation S-K or tell us why you believe this information is not required. In this regard, we note the information appears to be material to an investment decision.

We have summarized the business introduction of TCG and IQI and revised, eliminated the areas that lack substantive statement backing. In addition, we have strengthened the Investment Controls and Protections and added Corporate Governance & Reporting to ensure that the prospectus contains the most accurate, concise, and easily comprehensible information for investors to make their decision.

Financial Statements of Winvest Group LTD

Notes to Financial Statements for the Period Ended December 31, 2021

Note 1 - Organization and Description of Business, page F-33

6.	You state in your response to comment 24 that you have edited the registration statement so that all references reflect “Winvest Group Ltd.” In this regard, please address the following:

●	Your continued use of “Winvest Group” on page F-26.

●	Your definition of the “Purchaser” as “Winvest Group Ltd.” on pages 26 and F-33 and as “Winvest Group Limited” on page F-42.

●	Your statement on page F-34 that your name was changed on December 17, 2021 to “Winvest Group Ltd.,” while also stating in two parts on page F-43 that your name was changed to “Winvest Group Limited.”

●	Your use of “Winvest Group Ltd. Limited” on page 38.

We have revised the disclosure to consistently refer to Winvest Group Ltd.

Interim Financial Statements of Winvest Group LTD, page F-38

7.	We reissue comment 26, as it appears you have not made the conformity noted in the comment. In this regard, we note on your balance sheet and statement of shareholders’ equity for the fiscal year ended December 31, 2021 there were 16,513,983 common shares outstanding at December 31, 2021. However, the balance sheet and statement of shareholders’ equity for the period ended September 30, 2022 shows 16,510,563 common shares outstanding at December 31, 2021. This discrepancy also appears in the common stock section of the equity note in the respective notes to the financial statements. Please revise as appropriate.

We have corrected the errors.

Notes to Financial Statements

Note 1 - Organization and Description of Business, page F-42

8.	Refer to comment 25. The first five paragraphs still appear to be disjointed chronologically. Please revise or advise.

We have revised the organization and description so that it is chronological.

Note 2 - Summary of Significant Accounting Policies

Going Concern, page F-44

9.	Refer to comment 28. We note you still refer to “Winvest Group Ltd.” here and “Winvest Group Limited” in the same note to the annual financial statements on page F-38. If they are the same entity, please use one name consistently. Also, clarify the specific relationship of this entity to the Company, why it is necessary for this entity to fund the Company, and the source of this entity’s resources it uses to fund the Company. Your current disclosure that this is “an affiliate with the same name as the Company” is not sufficiently informative to investors to understand the relationship. In addition, it appears you may be utilizing the names “Winvest Group Limited,” “Winvest Group Limited (Cayman),” “Winvest Group Cayman,” and Winvest Cayman Group” interchangeably in your filing. If so, use one name consistently throughout the filing. If the latter are different entities, please describe what each entity represents and its relationship to the Company.

We have revised the disclosure throughout to clarify the entities.

Administrative expenses, page F-45

10.	Please disclose when you record administrative expenses (e.g., expense as incurred or otherwise) and the basis for reporting them as administrative expenses or other category as appropriate (e.g., in production cost of revenue, if applicable).

Additional disclosure has been added to address this comment.

Goodwill and Intangible Assets, page F-45

11.	It is not clear from the disclosure you provided in response to comment 27 how you initially measure goodwill in a business combination. Please tell us whether you estimate the fair value of the goodwill or it is measured as the excess of the consideration transferred over the net of the acquisition-date fair value of the identifiable assets and liabilities acquired. Refer to ASC 805-30-30-1.

Additional disclosure has been added to address this comment.

Production - Cost of Revenue, page F-45

12.	Please explain why determining the percentage of labor expense based upon the nature of the project is more appropriate than the actual amount of time and the value of that time incurred on the project. Despite not being paid, please explain to us why the fair value of the time spent by officers working on production was not recognized as production cost. Refer by analogy to the portion of the interpretive response to question 1 in SAB 1.B.1. that states “[i]n general, the staff believes that the historical income statements of a registrant should reflect all of its costs of doing business.” Also, refer by analogy to ASC 958-720-30-3.b regarding recording contributed services at fair value. As previously requested in comment 20, please explain why little production cost was recognized relative to the amount of revenue recognized. Explain how you ensure all production costs are recognized, and whether or not you defer any production related costs.

The cost of sales is comprised primarily of labor expense. The labor expense at fair value to based on actual time spent on the projects to produce the Company’s revenue to date is immaterial and is less than $400. The Company began generating significant revenue in the 4rth quarter of 2022 and will begin reflecting the fair market value of its labor expense. The Company respectfully request that it begin recording labor expense prospectively in the 4rth quarter of 2022 rather than amending its September 30, 2022 Form 10-Q.

Note 3 - Business Acquisition, page F-46

13.	We note you revised the disclosure to address “issuance” costs, but you did not address “acquisition related” costs (refer to ASC 805-10-25-23 for examples of these costs) incurred to effect the business combinations. Please revise as appropriate.

Additional disclosure has been added to address this comment.

General

14.	We note your amended disclosure in response to comment 33. It appears that you have included the disclosure required by Item 401 of Regulation S-K. However, please revise to include the legal proceedings disclosure required by Item 103 of Regulation S-K.

We have revised the disclosure to include the legal proceedings disclosure required by Item 103.

15.	We note your amended disclosure in response to comment 35. Please revise to include the following:

●	Describe your capital structure, including the different authorized classes of stock in the prospectus summary and capitalization sections.

●	Describe the nature of the disparate voting rights, including the number of votes per share in the prospectus summary and risk factor sections.

●	Disclose that the capital structure and/or disparate voting rights may have anti- takeover effects preventing a change in control transaction that shareholders might consider in their best interest.

We have revised the disclosure to include the above information.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Jeffrey Wong Kah Mun
Jeffrey Wong Kah Mun

5